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                                                                  0-19269
                                                                 ---------------
                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                                    86688110
                                 FORM 12B-25                     ---------------
                                                                  Cusip Number
                          NOTIFICATION OF LATE FILING




(Check One) [ ] Form 10-K and 10-KSB  [ ] Form 20-F [ ] Form 11-K  [X] Form 10-Q
                                                                      and 10-QSB

                                 [ ] Form N-SAR

                 For the Period Ended: August 29, 1998

                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:        N/A
                                                  ----------------



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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

    This filing relates to the entire Form 10-Q for the quarterly period ended August 29, 1998.
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PART I - REGISTRANT INFORMATION


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Full Name of Registrant:        Sun Television and Appliances, Inc.


Address and Phone Number:       6600 Port Road
                                Groveport, Ohio 43125
                                (614) 492-5600
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PART II - RULE 12b-25(b)

         The registrant's Form 10-Q could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) for the reasons described in PART III of this form.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
10-Q,   N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

         Sun Television and Appliances, Inc. (the "Registrant") and its subsidiary Sun TV and Appliances, Inc. filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (each, a "Petition") with the United States Bankruptcy Court for the District of Delaware
(the "Bankruptcy Court") on September 16, 1998. As a result of the Registrant's Petition, the Registrant will need additional time to make adjustments to its financial statements for the quarterly period ended August 29, 1998. For these reasons management will not be able to timely file the Form 10-Q without unreasonable effort or expense.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Beth A. Savage                   (614)               492-5643
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify reports.


                                                      [X] Yes  [ ] No


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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ ] Yes   [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                      Sun Television and Appliances, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: October 13, 1998               By  /s/ Beth A. Savage
                                       ----------------------------------------
                                       Beth A. Savage, Chief Financial Officer
                                       and Treasurer